CERTIFICATE of AUTHOR

I, Leah Mach, do hereby certify that:

1.	I am Principal Resource Geologist of:

SRK Consulting (US), Inc.
7175 W. Jefferson Ave, Suite 3000 Denver, CO, USA, 80235

2.	I graduated with a Master of Science degree in Geology from the University of Idaho in 1986.

3.	I am a member of the American Institute of Professional Geologists.

4.	I have worked as a Geologist for a total of 20 years since my graduation in minerals exploration, mine geology, project development and resource estimation.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 1 though 10, Sections 13 and 14, and Sections 16 through 20 of Technical Report titled NI 43-101 Technical Report , Yukon- Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada, dated April 14, 2008. I have not visited the Ketza River property.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

Group Offices in:	North American Offices:
Australia	Denver	303.985.1333
North America	Elko	775.753.4151
Southern Africa	Reno	775.828.6800
South America	Tucson	520-544-3688
United Kingdom	Toronto	416.601.1445
	Vancouver	604.681.4196
	Yellowknife	867-699-2430

SRK Consulting (US), Inc.	Page 2 of 2

8.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 14th Day of April, 2008.

(Signed)	(Sealed) CPG 10940
Leah Mach, CPG